Exhibit 99.1

Ellomay Capital Ltd. Announces Entry into Project Finance Agreements in an Aggregate Amount of
Approximately Euro 177 Million in connection with the Talasol Project

Tel-Aviv, Israel, December 20, 2018 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced that Talasol Solar S.L.U., its indirect wholly-owned subsidiary (“Talasol”) entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately euro 177 million (the “Project Finance”). The Project Finance is intended to finance the construction of a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Project”) promoted by Talasol. Fichtner, Talasol’s owner engineer, currently expects that the Talasol photovoltaic plant will generate approximately 561 GWh of electricity a year.

The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank (“EIB”) under the Investment Plan for Europe known as the Juncker Plan. For more information concerning the Project Finance, see a Form 6-K furnished by the Company to the Securities and Exchange Commission on December 20, 2018.

The consummation of the Project Finance is subject to the occurrence of certain events and circumstances, including the fulfilment of the conditions to closing, that are not entirely within the control of the Company or Talasol. There can be no assurance as to whether or when the conditions to closing will be satisfied.

In its publication concerning the Project Finance, EIB noted that: “The municipality of Talaván in Cáceres will be home to one of Spain's largest solar photovoltaic power plants, and one of the first in the country to be financed outside renewable energy auctions. The European Investment Bank (EIB) is financing this project with a EUR 70m Juncker Plan loan with the aim of helping to combat climate change. When it starts operating in 2020, this new plant will prevent the release of 263,000 tonnes of CO2 into the atmosphere a year by generating electricity using solar energy.”

Ran Fridrich, CEO and a board member of Ellomay commented: “The execution of the financing agreement is a significant accomplishment and one of the final and major steps forward in the Talasol Project. The Company is very pleased with the progress achieved so far in line with the planned schedule. Talasol is a pivotal project for Ellomay as it is bound to serve as a model for our continued growth in developing, constructing and operating solar projects in Europe and Israel.”

Ori Rosenzweig, Chief Investment Officer at Ellomay, commented: “The fact that two major banks, Deutsche Bank and EIB, are financing the project testifies for its significant success potential. I believe we have obtained the optimal funding terms required for the project that will set a new standard for the future solar energy production in Spain and Europe. The fact that both banks have been involved in the project from a very early stage had a very positive impact on the results of the financing package Talasol was able to obtain today. Talasol could not reach this important milestone, without the positive support throughout the process from the Spanish government, local government and the municipality of Talavan.”

EIB Vice-President Emma Navarro said: “This project will help to increase electricity generation using solar energy, which is important for meeting European renewable energy goals in Spain, as well as for promoting sustainable growth and cutting carbon emissions. We are delighted to announce our support for this project just few days after the climate change conference held in Katowice, a great opportunity to show the world that the EIB is committed to the Paris Agreement and combating climate change. We will continue working to mobilize financing for climate action projects and to ensure that all of our activities are fully in line with the Paris objectives in 2020.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
51% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies operating or developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in the economic market, our ability to obtain the required funds for the equity contribution and the fulfillment of other conditions precedent. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com